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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Beasley Broadcast Group, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001
(Title of Class of Securities)
074014101
(CUSIP Number)
Jacob D. Smith
General Counsel
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	074014101	Page	2	of	9

1	NAMES OF REPORTING PERSONS: LKCM Private Discipline Master Fund SPC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		530,663

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		530,663

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	530,663

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	074014101	Page	3	of	9

1	NAMES OF REPORTING PERSONS: LKCM Private Discipline Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		530,663

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		530,663

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	530,663

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	074014101	Page	4	of	9

1	NAMES OF REPORTING PERSONS: LKCM Alternative Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		530,663

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		530,663

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	530,663

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	074014101	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Luther King Capital Management Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		530,663

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		530,663

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	530,663

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA, CO

CUSIP No.	074014101	Page	6	of	9

1	NAMES OF REPORTING PERSONS: J. Luther King, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		530,663

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		530,663

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	530,663

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	074014101	Page	7	of	9

1	NAMES OF REPORTING PERSONS: J. Bryan King

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		530,663

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		530,663

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	530,663

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by LKCM Private Discipline Master Fund SPC, LKCM Private Discipline Management, L.P., LKCM Alternative Management, LLC, Luther King Capital Management Corporation, J. Luther King, Jr. and J. Bryan King (collectively, the “Reporting Persons”) with respect to the Class A Common Stock, par value $0.001 (“Common Stock”), of Beasley Broadcast Group, Inc. (the “Issuer”). Except as set forth below, all previous Items remained unchanged. Capitalized terms used herein but not defined herein have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
From October 17, 2006 through November 20, 2006, Master Fund acquired 69,266 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $485,000 using working capital.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a) As of November 20, 2006, the Reporting Persons may be deemed to beneficially own 530,663 shares of Common Stock (which represents approximately 7.0% of the outstanding Common Stock as of October 30, 2006, based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006).
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
LKCM Private Discipline Master Fund SPC	530,663	0	530,663	0
LKCM Private Discipline Management, L.P.	530,663	0	530,663	0
LKCM Alternative Management, LLC	530,663	0	530,663	0
Luther King Capital Management Corporation	530,663	0	530,663	0
J. Luther King, Jr.	530,663	0	530,663	0
J. Bryan King	530,663	0	530,663	0
(c) Since the most recent filing of Schedule 13D, Master Fund purchased the following shares of Common Stock in open market transactions.

Date	Shares Purchased	Price
10/17/2006	200	$6.85
10/19/2006	2,150	$6.85
10/20/2006	472	$6.85
10/25/2006	7,178	$7.09
10/26/2006	500	$6.90
10/27/2006	100	$6.90
10/30/2006	16,000	$7.03
10/31/2006	11,000	$7.00
11/1/2006	2,000	$6.85
11/2/2006	3,099	$7.00
11/3/2006	8,850	$6.96
11/8/2006	299	$6.90
11/14/2006	600	$6.90
11/15/2006	2,152	$6.95
11/16/2006	3,500	$6.95
11/17/2006	4,652	$6.95
11/20/2006	6,514	$6.95
(d) Not applicable.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 20, 2006

LKCM Private Discipline Master Fund SPC
By:	Luther King Capital Management Corporation, its investment manager

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

LKCM Private Discipline Management, L.P.
By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, Managing Member

LKCM Alternative Management, LLC
By:	/s/ J. Bryan King
J. Bryan King, Managing Member

Luther King Capital Management Corporation
By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.